

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
Mr. Frank P. Elsenbast
Chief Financial Officer
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

Re: LodgeNet Interactive Corporation
Form 10-K for the year ended December 31, 2011
Response letter dated October 10, 2012
Filed on October 10, 2012
File No. 0-22334

Dear Mr. Elsenbast:

We have reviewed your response letter dated October 10, 2012 and have the following comment. As noted in our letter dated September 27, 2012 we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1. Please refer to your response to prior comment one from our letter dated September 27, 2012. We continue to believe that you should amend your Form 10-K for the year ended December 31, 2011 to include an audit report that indicates the city and state where the report was issued.

Please file all correspondence over EDGAR You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director